

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Douglas Swirsky
President and Chief Executive Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

Re: Rexahn Pharmaceuticals, Inc.
Form S-4
Exhibit Nos. 10.23, 10.25, 10.31,
10.39, 10.41, 10.42, 10.45, and 10.46
Filed July 6, 2020 and August 27, 2020
File No. 333-239702

Dear Mr. Swirsky:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance